FIELDPOINT

PETROLEUM CORPORATION

March 16, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

Attention:  Perry Hindin

One Station Place – Mail Stop 7010

100 F. Street, NE

Washington, DC  20549-3628

Re:

FieldPoint Petroleum Corporation

Registration Statement on Form S-4 (File No. 333-156745)

Dear Mr. Hindin:

Please be advised that FieldPoint Petroleum Corporation (the “Company”) hereby requests withdrawal of the above-referenced Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”).  The Registration Statement was filed on January 15, 2009.  As no securities were sold, or will be sold pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-156745).

Very truly yours,

FieldPoint Petroleum Corporation

By:

/s/ Ray Reaves

Ray Reaves, President

1703 Edelweiss Drive, Cedar Park, Texas  78613  (512) 250-8692/(515) 3351294 fax